UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-43042

ATLAS CRITICAL MINERALS CORPORATION

(Translation of registrant’s name into English)

Rua Antônio de Albuquerque, 156, Suite 1720

Belo Horizonte, Minas Gerais, Brazil, 30112-010

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Pricing and Closing of $11.0 Million Public Offering

On January 8, 2026, Atlas Critical Minerals Corporation (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”) and Banco Bradesco BBI S.A., as representatives of the underwriters, pursuant to which the Company agreed to sell to the underwriters in a firm commitment underwritten public offering (the “Offering”) an aggregate of 1,200,000 shares of common stock of the Company, par value $0.001 per share (the “Common Stock”), at a public offering price of $8.00 per share. The Company granted the underwriters a 45-day option to purchase up to an additional 180,000 shares of Common Stock to cover over-allotments (the “Over-Allotment Option”). On January 11, 2026, the underwriters exercised the Over-Allotment Option in full, generating additional gross proceeds to the Company of approximately $1.4 million. As a result of the full exercise of the Over-Allotment Option, total gross proceeds to the Company from the Offering were approximately $11.0 million, and net proceeds were approximately $9.7 million. The Offering, including the shares issuable upon the exercise of the Over-Allotment Option, closed on January 12, 2026.

The shares of Common Stock were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-290242), filed with the Securities and Exchange Commission (the “Commission”), which became effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”), on January 8, 2026, and an additional registration statement on Form F-1 MEF (File No. 333-292623) filed with the Commission pursuant to Rule 462(b) promulgated under the Securities Act on January 8, 2026, which became automatically effective upon filing. The Common Stock was also approved for listing on the Nasdaq Capital Market on January 8, 2026, and commenced trading on the Nasdaq under the ticker symbol “ATCX” on January 9, 2026.

The Company anticipates using the net proceeds from the Offering to advance exploration and development activities across its critical minerals project portfolio in Brazil, with any surplus intended to be used for general working capital, cash reserves, or other corporate purposes at the discretion of management.

The Underwriting Agreement contains customary representations and warranties that the parties made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements.

Investors and the public should look to other disclosures contained in the Company’s filings with the Commission for information on the Company’s business and financial matters.

Pursuant to the terms of the Underwriting Agreement, the Company granted A.G.P. warrants (the “Representative’s Warrants”) to purchase up to 82,800 shares of the Company’s Common Stock, representing six percent (6.0%) of the total number of shares of Common Stock sold in the Offering at an exercise price equal to $9.20, which is 115% of the underwritten offering price in the Offering. The Representative’s Warrants will be non-exercisable for 180 days after the date of the commencement of sales in the Offering and will expire five (5) years after such date of the commencement of sales in the Offering, in accordance with Financial Industry Regulatory Authority Rule 5110(e)(1).

On January 12, 2026, the Company entered into a Financial Advisory Agreement with A.G.P. pursuant to which the Company agreed to pay A.G.P. a financial advisory fee of $135,000 for the provision of certain financial services related to the Offering.

The foregoing summary of the terms of the Underwriting Agreement, the Financial Advisory Agreement and the Representative’s Warrants is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement, a copy of the Financial Advisory Agreement and a copy of the form of the Representative’s Warrant filed as Exhibits 1.1, 1.2 and 4.1, respectively, to this Report on Form 6-K and incorporated herein by reference.

A copy of the press release issued by the Company announcing the closing of the Offering is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
1.1	Underwriting Agreement
1.2	Financial Advisory Agreement
4.1	Form of Representative’s Warrant
99.1	Press release announcing closing of the Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2026	Atlas Critical Minerals Corporation

	By:	/s/ Marc Fogassa
Marc Fogassa
Chief Executive Officer